7/9/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Offering, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Campus Drive, Suite 108
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon McBean, Chairman & CFO 866-209-1955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000 (Address) New York (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/9/15

OATH OR AFFIRMATION

I, William Gordon McBean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Offering LLC, as of February 23rd, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chairman & CFO

Title

________________________ Please see attd. 'Acknowledgement'

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA

County of ORANGE

On February 23, 2015 (Date) before me, SURBHI LOHIA, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared William Gordon McBean (Name(s) of Signer(s)),

SURBHI LOHIA
COMM. # 2025031
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JUNE 14, 2017

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

Witness my hand and official seal.

Signature: Surbhi Lohia
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: February 23, 2015 Number of Pages: Two (2)

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

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Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

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DIGITAL OFFERING LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Year ended December 31, 2014

DIGITAL OFFERING LLC

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Digital Offering LLC
Newport Beach, California

We have audited the accompanying statement of financial condition of Digital Offering LLC as of December 31, 2014, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Digital Offering LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Offering LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on page 15 has been subjected to audit procedures performed in conjunction with the audit of Digital Offering LLC's financial statements. The supplemental information is the responsibility of Digital Offering LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
February 20, 2015

DIGITAL OFFERING LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS		
ASSETS		
Cash and cash equivalents	$	91,146
Prepaid expenses and other current assets		6,976
Property, Plant and Equipment, net		5,190
Investments in warrants, at fair value		42,789
Investment– cost method		100,000
Intangible assets, net		3,838
TOTAL ASSETS	$	249,939
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accrued expenses	$	2,000
Payroll tax liabilities		8,869
Total Liabilities		10,869
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' Contributions		1,061,352
Accumulated deficit		(822,282)
Total Members' Equity		239,070
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	249,939

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUE		
Commission revenue	$	671,458
Other revenue –finders fees, referral fees and reimbursements		235,695
Total Revenue		907,153
COSTS AND EXPENSES		
Direct commission costs		314,590
Payroll costs		763,697
Professional and regulatory expenses		131,941
Other administrative expenses		158,729
Total Costs and Expenses		1,368,957
Loss Before Other (Expenses) and Income		(461,804)
OTHER (EXPENSES) AND INCOME		
Unrealized losses – investments in warrants		(5,731)
Interest income		247
Total Other Expenses, net		(5,484)
NET LOSS	$	(467,288)

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2014

	Members' Contributions	Accumulated Deficit	Total
Balance, January 1, 2014	$ 1,061,352	$ (354,994)	$ 706,358
Net loss	-	(467,288)	(467,288)
Balance, December 31, 2014	$ 1,061,352	$ (822,282)	$ 239,070

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		(467,288)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,768
Deferred revenue		(35,000)
Warrants received for commissions earned		(48,520)
Unrealized losses from investments in warrants, at fair value		5,731
Changes in operating assets and liabilities:		
Decrease in assets:		
Prepaid expenses and other current assets		22,795
Decrease in liabilities:		
Accrued expenses		(108)
Payroll tax liabilities		(1,498)
Due to member		(1,191)
Net Cash Used in Operating Activities		(522,311)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment– cost method		(100,000)
Net Cash Used in Investing Activities		(100,000)
Decrease in Cash and Cash Equivalents		(622,311)
CASH AND CASH EQUIVALENTS, Beginning of Year		713,457
CASH AND CASH EQUIVALENTS, END OF YEAR	$	91,146
Supplemental Cash Flow Information:		
Cash Paid For Interest	$	-
Cash Paid For Income Taxes	$	-

The accompanying notes are an integral part of these financial statements

1. Organization and Description of business

Organization

Digital Offering LLC ("DO" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

There are 5 million authorized member units in the Company with each member being allocated profits and losses on a proportional basis. Each member has equal member rights in the Company.

The Company operates an online platform ("Platform") that facilitates the private placement of debt and equity securities by both private companies and public companies. The Platform provides issuers with the opportunity to market and sell their securities through placement agents to a broad base of accredited investors or other qualified investors who subscribe to DO's platform. Other placement agents can join the platform and are able to manage the private placement marketing process, increase investor demand and track information flow for regulatory and compliance purposes. The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes.

Strategic Alliance Agreement

On January 3, 2013, the Company entered into a Strategic Alliance Agreement with Mr. Peter D. Schiff and Euro Pacific Capital, Inc ("Euro Pacific"). Mr. Peter D. Schiff and Euro Pacific will market the Company's technology platform to its customer base and distribution network for 3 years term. The Company paid broker commissions to Euro Pacific for referrals it made to their investor clients who invested in the Company's clients. Total commissions paid to Euro Pacific for the year ended December 31, 2014 was $314,590.

Going Concern Considerations

The Company has historically relied on its current members to meet its cash flow requirements. The Company believes that if necessary, it could raise additional equity or debt capital from members to satisfy its capital needs for the next twelve months. Also, the Company expects to receive additional commission income over the next twelve months from clients that have already been engaged that will provide the Company with the requisite capital to satisfy its working capital requirements for the next 12 months without the need to raise additional capital.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2014 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2014.

Marketable Securities as Held to Maturity, Trading, and Available for Sale

We elected the fair value option permitted under FASB ASC 825 to report the unrealized gains and losses from the investments in warrants in our accompanying statement of operations instead of other comprehensive income and loss. Management believes the fair value option provides a better indication of the Company's performance.

Investment– Cost Method

Investee companies, where our management does not have significant influence over the operations of the investee, are not consolidated or accounted for under the equity method are accounted for under the cost method of accounting. Under the cost method, the Company's share of the earnings or losses of such Investee companies is not included in the Statement of Financial Condition or Statement of Operations. However, impairment charges are recognized in the Statement of Operations. If circumstances suggest that the value of the Investee Company has subsequently recovered, such recovery is not recorded.

Property, Plant and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is recognized using the straight-line method over the following approximate useful lives:

	Useful Life
Furniture and Fixtures	5 years

Long-lived assets

The Company accounts for the carrying values of long-lived assets by evaluating the future cash flows (undiscounted and without interest charges) expected to be realized from the use of the asset and its eventual disposition. If the sum of the expected future cash flows from an asset is less than the carrying value, an impairment loss will be recognized.

2. Summary of Significant Accounting Policies – continued

Financial Instruments

The Company's financial instruments include cash, investments (warrants), accounts payable and accrued liabilities. The fair value of the warrants was determined using the Black Scholes model (see note 5).

Level 1—quoted prices in active markets for identical assets and liabilities. Cash, accounts payable and accrued expenses are level 1 securities as their fair value approximate their carrying values.

Level 2—observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3—unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Estimates

The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to valuation of the marketable securities available for sale - warrants and cost method investment impairment estimates. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

2. Summary of Significant Accounting Policies – continued

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In the normal course of business the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment, in which in some cases cannot be estimated. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no contingent liabilities at December 31, 2014.

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed and cash has been received from the accredited investors. Stock purchase warrants are sometimes received from the Company's clients as part of the commissions earned and are valued using the Black Scholes model at the date of issuance.

Deferred revenue represents unearned commission revenue received in advance of the closing of a transaction with accredited investors. As of December 31, 2014, there was no deferred revenue.

Other revenue - finder fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees. Referral fees and reimbursements are recognized when earned, which approximates the date the payment is received.

The Company's clients, upon signing an agreement with the Company to raise capital, pay a non-refundable deposit for certain expenses to be incurred by the Company. The non-refundable deposit revenue is recognized when the deposit is received and service is performed.

Concentration of revenue

Revenues from four major customers for the year ended December 31, 2014 are as follows:

Customer A	26%
Customer B	16%
Customer C	15%
Customer D	14%

The Company received from one related party (see note 9) referral and finders fees that was over 10% of the total referral and finders fees for the year ended December 31, 2014.

2. Summary of Significant Accounting Policies – continued

Advertising costs

Advertising costs are expensed when incurred. There were no advertising costs for the year ended December 31 2014.

Income Taxes

On April 10, 2013, the Company converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The Company filed a 2012 and 2013 short period corporate tax return. These tax years are open to IRS examination.

As a limited liability company, the Company is taxed as a partnership and is not a taxpaying entity for federal income tax purposes. Taxable income or loss is allocated to the Company' members, in accordance with their respective percentage ownership and included in their personal income tax returns. No provision or liability for income taxes has been included in the accompanying financial statements.

The Company adopted the provisions of FASB ASC 740-10 "Uncertainty in Income Taxes. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Subsequent Events

Management has evaluated subsequent events through February 20, 2015 the date of the issuance of these financial statements, for inclusion or disclosure in the financial statements.

Recently Accounting Pronouncements

Recent accounting pronouncements issued by FASB (including EITF), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

3. Property, Plant and Equipment

Property, plant and equipment, is summarized as follows:

	Useful Lives	2014
Furniture and Equipment	5 years	$ 7,234
Less Accumulated Depreciation		(2,044)
Net Book Value		$ 5,190

Depreciation expense for the year ended December 31, 2014 was $1,809.

4. Investment– Cost Method – Related Party

At December 31, 2014, "Investment – cost method" as shown on the Company's Statement of Financial Condition consists of the cost of an investment in Free Real Time LLC., in which the Company has a 19% interest. The fair value of the cost method investment is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value and since the company is not required to estimate fair value. A member of the Company has an equity interest in Free Real Time LLC.

5. Fair Value Measurements

In connection with its capital raise activities on behalf of its customers, the Company has earned warrants to purchase equity in these entities. The Company receives warrants as commissions. These warrants are reported at their estimated fair value using the Black Scholes model that uses assumptions noted in the following table.

	December 31, 2014
Expected term (in years)	4.16 - 4.75
Expected stock price volatility	50.00%
Risk-free interest rate	1.00%
Expected dividend yield	0%
Illiquidity discount on stock price	50%

The estimates used by management are highly subjective and unobservable due to the illiquid nature of both the warrants and the entities that each warrant is connected. Each estimate can have a material impact on the valuation of warrants.

At the time of issuance of each warrant, management uses the share price at the date from the most recent capital raise. However, due to the lack of readily-available financial information on the underlying entities, management has estimated an illiquidity discount on the share price used in the Black Scholes model.

Below is a summary of the warrants received for commissions earned:

	December 31, 2014
Estimated fair value at acquisition	$ 48,520
Less: Unrealized (loss) on warrants	(5,731)
Estimated Fair Value of Warrants	$ 42,789

The unrealized loss from investments in warrants for the year ended December 31, 2014 was $5,731.

Contractual maturities of all warrant securities held at December 31, 2014, are as follows:

	Estimated Fair Value
Within one year	$ -
After 1-5 years	42,789
After 5-10 years	-
	$ 42,789

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820 — Fair Value Measurements and Disclosures ("ASC 820"). See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Assets				
Investments in Warrants, at fair value	—	—	$ 42,789	$ 42,789
	$ —	$ —	$ 42,789	$ 42,789

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases or Acquisition	Sales	Transfers into level 3	Transfers out of level 3	Balance, end of year
$ -	-	$ (5,731)	$ 48,520	-	-	-	$ 42,789

6. Intangible Assets

Intangible Assets are summarized as follows:

	Useful Lives	2014
Website Development Costs	3 years	$ 4,797
Less Accumulated Amortization		(959)
Net Book Value		$ 3,838

Amortization expense for the year ended December 31, 2014 was $959.

7. Members' Equity

Conversion to LLC

On April 10, 2013, the board of directors of the Company approved and resolved that the Company be converted into a Delaware limited liability company under the name Digital Offering LLC, pursuant to a plan of conversion to be entered into by the Company, and in connection with which, each outstanding share of Common Stock was automatically converted into 1,000 membership interest units of the Company ("Units").

Each outstanding share of the capital stock of Digital Offering Inc. was converted into 1,000 Units of the Company such that all 2,667 shares of Common Stock, par value $0.001 per share that were outstanding immediately prior to the Conversion, were converted into, in the aggregate, 2,667,000 Units of the Company held by 4 members.

Members also made an additional voluntary capital contribution to the Company in the aggregate amount of $10,250, with each member making a capital contribution equal to such member's pro rata share of the aggregate capital contribution.

As of December 31, 2014, a total of 3,000,700 units of membership were held by 14 Members of the Company.

Intellectual Property Assignment

On July 13, 2012, the Company entered into an Intellectual Property Assignment Agreement with William Gordon McBean. Mr. McBean ('Assignor') assigned Intellectual Property to the Company in consideration of the issuance of 300 shares of the Common Stock, $0.001 par value per share at $25 per share. The Assignor assigned the Company all technology, business plans, business models, financial models, trademarks, trade secrets and other proprietary information related to the business currently known as "Digital Offering, Inc." that was owned by Assignor. This $7,500 amount was expensed in the statement of operations for the period ended December 31, 2012. This intellectual property received was placed in service by the Company in 2012.

Application Service Provider Agreement

On July 13, 2012, the Company entered into an Application Service Provider Agreement with NetChemistry. NetChemistry provides Web browser-based systems under the trade name "ASP Modular Platform" or "APM" which it provided on a subscription basis as an Application Service Provider ("ASP") to the Company for a 5 year term in consideration of the issuance of 100 shares of the Company's Common Stock, $0.001 par value per share at $25 per share. This amount was recorded in prepaid expenses and is amortized over 60 months from July 13, 2012, the effective date of agreement.

8. Operating Lease – Office Rent

Operating Lease – The Company entered into a lease agreement with a related party (see Note 9) for its office space on November 1, 2013. The lease required monthly payments of $3,000 and expired in December 2014. There is no signed lease agreement after the old lease expired in December, 2014. The Company continues to rent this office space in 2015 on a month to month basis. The Company also rents another office space on a month to month basis for $250 per month. Rent expense under these leases was $37,750 for the year ended December 31, 2014.

9. Related Party Transactions

During the year ended December 31, 2014, the Company paid total commissions of $314,590 to Euro Pacific Capital Inc ("Euro Pacific") under the Strategic Alliance Agreement mentioned at Note 1, in which Mr. Peter D. Schiff and Mr. Gordon McBean are officers of Euro Pacific and are also the members of the Digital Offering.

Payments to Hemant Kathuria for consulting services, an individual employed by Euro Pacific, totaled $40,000 for the year ended December 31, 2014.

The Company rents its office space from an entity that is owned by an individual that is an officer of one of its clients, Acorns Grow Incorporated Inc. Commission revenue received from Acorns Grow Incorporated Inc. totaled $147,500 in cash and $10,341 in warrants for the year ended December 31, 2014.

During the year ended December 31, 2014 the Company earned revenue from Euro Pacific for referral fees totaling $91,823.

During the year ended December 31, 2014, certain members of management performed services without compensation.

10. Net Capital Requirement

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2014, the Company had net capital of approximately $80,000, and the Company's aggregate indebtedness to net capital ratio was 0.135 to 1, as computed under SEC Rule 15c3-1.

DIGITAL OFFERING LLC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2014

Net Capital:				
Total Member's Equity				$ 239,070
Deductions for non-allowable assets and/or Charges:				
Property, Plant and Equipment, net				(5,190)
Marketable securities – available for sale - warrants				(42,789)
Investment– cost method				(100,000)
Intangible assets, net and prepaid expenses				(10,814)
Net Capital				$ 80,277
Aggregate Indebtedness:				
Accrued expenses		$ 2,000		
Payroll tax liabilities		8,869		
Total Aggregated Indebtedness			$ 10,869	
Computation of Basic Net Capital Requirement:				
Minimum Net Capital Required	A		$ 725	
Minimum Dollar Amount Required	B		$ 5,000	
Greater of A or B				$ 5,000
Excess Net Capital				$ 75,277
Net Capital - (Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required				$ 74,277
Ratio: Aggregate Indebtedness to Net Capital				0.135

All other reports required under SEC Rule 15c-3 are not applicable to the Company

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Company's computation filed with Part IIA of its FOCUS Report are not material in amount. Accordingly, no reconciliation is deemed necessary.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members of
Digital Offering LLC
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Digital Offering LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Digital Offering LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Members of
Digital Offering LLC

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 20, 2015

DIGITAL OFFERING LLC
Newport Beach, California

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2014

DIGITAL OFFERING LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Digital Offering LLC
Newport Beach, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Digital Offering LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Digital Offering LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Digital Offering LLC stated that they met the identified exemption provisions as of December 31, 2014 and throughout the most recent fiscal year without exception. Digital Offering LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 20, 2015

DIGITAL OFFERING

A NEXT GENERATION INVESTMENT BANK

February 20, 2015

Securities and Exchange Commission
100 Street NE
Washington D.C 20549

To whom it may concern:

Digital Offering LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) as of December 31, 2014 and for the year ended December 31, 2014. Paragraph 2 states The provisions of this rule shall not be applicable to broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". To our best knowledge and belief we did not identify any exceptions to this exemption during the year.

Kind Regards,

Gordon McBean, Chairman
Digital Offering LLC

4600 Campus Drive
Suite 108
Newport Beach, CA 92660
T: 866.209.1955
F: 866.209.1386
www.digitaloffering.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3308*********************MIXED AADC 220
069206 FINRA DEC
DIGITAL OFFERING LLC
4600 CAMPUS DR STE 108
NEWPORT BEACH CA 92660-1885

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1481

B. Less payment made with SIPC-6 filed (**exclude interest**) (917)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 564

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 564

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Digital Offering LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 20 15.

Chairman & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 907,153
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	314,590
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	314,590
2d. SIPC Net Operating Revenues	$ 592,563
2e. General Assessment @ .0025	$ 1,481 (to page 1, line 2.A.)